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                              November 5, 2020

       Mini Krishnamoorthy
       Chief Financial Officer
       KludeIn I Acquisition Ccorp.
       2400 Broadway Street, Suite 230
       Redwood City, CA 94063

                                                        Re: KludeIn I
Acquisition Ccorp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
9, 2020
                                                            CIK 0001826671

       Dear Ms. Krishnamoorthy:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted October 9, 2020

       General

   1. If applicable, please revise your disclosure to include a discussion of the exclusive forum provision that will be
contained in the warrant agreement.
 Mini Krishnamoorthy
FirstName  LastNameMini    Krishnamoorthy
KludeIn I Acquisition Ccorp.
Comapany 5,
November   NameKludeIn
              2020        I Acquisition Ccorp.
November
Page 2     5, 2020 Page 2
FirstName LastName
        You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing